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September 2, 2005

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of Innova, S. de R.L. de C.V. (the "Company"), I am writing to respond to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") made in your letter to me dated August 1, 2005 (the "Comment Letter"), relating to the Company's annual report on Form 20-F for the year ended December 31, 2004 (the "2004 20-F"). Each of the responses below corresponds to the comment number used in the Comment Letter. As you will note below, the Company respectfully requests your permission to reflect certain comments in future filings rather than filing an amendment to its 2004 20-F.

This response is being submitted to you in electronic form pursuant to Rule 101(a)(3) of Regulation S-T as well as via U.S. mail. The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that all references to amounts are expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2004, unless other indicated.

Item 5. Operating and Financial Review and Prospects

Operating Expense, page 45

Comment 1: We note that you benefit from volume-based discount rates. Please tell us how these discounts are recorded under US GAAP.

Response: The volume discounts we receive from our programmers are pursuant to the various programming agreements we negotiate. Pursuant to the terms of the arrangements, the cost charged by our providers decreases per subscriber as we increase our subscriber base. Payments are made on a monthly basis in accordance with the number of subscribers multiplied by the contractual cost per subscriber and the resulting amount is charged to the income statement accordingly.

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 Contractual Obligations and Commercial Commitments, page 52

Comment 2: Please include the required interest payments in the table.

Response: We propose to modify the disclosure as requested in future filings on Form 20-F to include interest payments in the Contractual Obligations and Commercial Commitments Table. We have supplementally provided in Attachment A the amount of future interest payments.

Programming arrangements with related parties, page 67

Comment 3: Tell us how you are accounting for the programming rights, transmission and/or broadcasting rights under both Mexican GAAP and US GAAP.

Response: We have different related party programming arrangements as described below. We have historically negotiated two different types of arrangements. The nature and our accounting for these arrangements, which is consistent under both Mexican and US GAAP, are as follows:

(1) Prepaid programming - Pursuant to the terms of these type of contracts, we pay upfront for the rights to transmit programming which we recognize as an asset when paid. The programming rights are subsequently amortized on a straight-line basis during the life of the contract. Such amortization begins upon the initial transmission of the programming purchased and is recognized in the income statement. We amortize such costs on a straight-line basis over the period of transmission given the nature of the programming we purchase pursuant to our significant contracts (live event or sports programming which is transmitted over short periods of time or individual soccer seasons) and;

(2) Other programming - We also have negotiated arrangements whereby we pay upon transmission of the programming and not upfront. The Company recognizes a monthly provision in the income statement. The provision is determined pursuant to the contractual arrangements which detail the total cost per event or the flat cost per subscriber to be paid.

The most significant related party programming arrangements are:

  Televisa's over-the-air channels (2, 4, 5 and 9) and pay-TV channels (De Pelicula, Golden Choice, Bandamax, Telehit and Ritmoson, among others) on an exclusive DTH basis;

  News Corporation channels (Fox Channel and Fox News) on an exclusive DTH basis;

  Exclusive pay-TV rights to broadcast Mexican Soccer League programming, and;

  Exclusive pay-TV transmission rights for reality shows and other special events.

We inform the Staff that at December 31, 2004, the only remaining unamortized programming rights on the balance sheet totaled Ps.3.4 million and related to the 2005 soccer season.

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Item 15. Controls and Procedures

Comment 4: We note your disclosure that "[t]here have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Response: There was no change in the Company's internal control over financial reporting that occurred during the fourth fiscal quarter in 2004 that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company will provide the disclosure required by Item 308(c) in future filings.

Item 18. Financial Statements

Note 12 - Summary of Significant Accounting Policies

g. Seniority premiums and indemnities, page F-9

Comment 5: Please tell us how you account for the compensation based upon length of service under US GAAP.

Response: Pursuant to Mexican Labor Law, employees are entitled to a severance payment in the event of involuntary dismissal. The amount of the payment is equal to 90 days of salary, plus 20 days salary for every year of services rendered. Should an employee leave on his own, the employer is not required to pay any severance. Through December 31, 2004, we accounted for statutory employee severance payments as incurred for both Mexican and U.S. GAAP purposes. The disclosure in Note 2 (g) to the financial statements "compensation based on length of service" relates to the above severance payments.

Revised Mexican Bulletin D-3, "Labor Obligations" ("Bulletin D-3"), which went into effect on January 1, 2005 requires that companies actuarially determine the estimated liability associated with involuntary terminations, other than those arising from restructuring plans, and the Company estimates the initial liability to be approximately Ps.4.5 million (approximately U.S.$420 thousand) which is insignificant. Nevertheless, the Company is currently evaluating whether the provision of Bulletin D-3 will create a new U.S. GAAP difference in 2005. We understand that this issue is also being addressed by the American Institute of Certified Public Accountants (AICPA) International Practices Task Force in its recent meetings and that no definitive conclusion has yet been reached on this issue.

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 Note 5 - Property and Equipment - Net, page F-15

Comment 6: Please tell us how you record capitalized software costs under US GAAP.

Response: We confirm that the accounting for capitalized software costs was pursuant to U.S. GAAP Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". We advise the Staff that the costs capitalized pertain primarily to the purchase of the third party software package "Kenan", which is our new subscriber management system. Costs capitalized relate to the purchase of the software, license to use such software plus application development stage costs (primarily for the design, configuration, interfacing, coding, installation, testing and parallel processing). The total amount capitalized was Ps.192.5 million (Net book value as of December 31, 2004 was Ps.173.6 million).

All pre application development stage costs, including third party consulting services totaling Ps.3.0 million, were expensed as incurred. The consultant assisted in assessing our needs and recommendation for selection of the new system. Post implementation costs relating primarily to continued technical support services (please see response to Comment No. 7) are being expensed as incurred.

Note 12 - Commitments and Contingencies, page F-23

Comment 7: Please tell us how you accounted for the two agreements with CSG Software, Inc. under US GAAP.

Response: There are two different arrangements with CSG Software, Inc., a third party provider:

  A non-exclusive perpetual license arrangement to use the software "Kenan" for our subscriber management system. The cost of this license was US$ 2.9 million and it was capitalized, and is being amortized on a straight-line basis over 10 years, basically due to the capability of this software to manage business and subscriber base growth during that expected benefit period. Additionally, this agreement includes certain technical support services of US$0.6 million per year, which are being expensed as incurred; and

  A consulting services agreement for the software implementation, which amounted U.S.$4.4 million and was capitalized and is being amortized on a straight-line basis over 10 years, as explained above.

These two contracts form part of the software capitalized discussed in comment 6 above.

Comment 8: Please tell us how you accounted for the subscriber base purchase from DIRECTV Mexico under US GAAP.

Response: As more fully described in Note 12 to the financial statements, in October 2004, the DIRECTV Group, Inc. ("DIRECTV") announced the shut down of its operations in Mexico. DIRECTV, through its indirect subsidiary Grupo Galaxy Mexicana S. de R.L. de C.V. ("Galaxy Mexico") agreed to sell, under certain conditions, its subscriber list to Innova's wholly-owned subsidiary, Corporación Novavisión S. de R.L. de C.V ("Novavisión") as follows:

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  Novavisión and Galaxy Mexico entered into a purchase and sale agreement, pursuant to which Innova agreed to purchase Galaxy Mexico's subscriber list for two promissory notes with an aggregate original principal amount of approximately Ps.621.1 million (approximately US$55.1 million). The promissory notes are non-negotiable and non-assignable and mature on the earlier of (i) the date five business days after the date Novavisión and Galaxy Mexico finally determine the number of subscribers that successfully migrated from Galaxy Mexico to Novavisión, measured as of a date approximately 16 to 22 months after the date of the agreements, or (ii) October 9, 2009;

  If the number of "good subscribers" (as defined below) does not reach 70,000, Galaxy Mexico must surrender the promissory notes to be cancelled and exchanged for new notes having an aggregate principal amount equal to the original principal amount of such notes multiplied by a fraction, the numerator of which is the number of "good subscribers" and the denominator of which is 70,000. As a result, we would not be obligated to make payments on such promissory notes unless we acquire "good subscribers".

  Subscribers are considered fully migrated ("good subscribers") if once they have subscribed to our service, they remain as subscribers for four months in the case of credit card payers and six months in the case of cash payers, respectively.

Under both Mexican GAAP and US GAAP, we acknowledge that we are legally acquiring a customer list, the acquisition of which is subject to the quality of the customers as defined in the related purchase agreement. The number of qualified customers in the customer list was zero as of December 31, 2004, and we viewed our committed acquisition as "contingent" in terms of the purchase price to be paid because in essence, we are purchasing to-be-demonstrated good subscribers. Although the scope of this transaction falls outside of the business combinations rules as this is an asset acquisition, we did consider the guidance in the business combinations rules under both Mexican GAAP and US GAAP. Given the terms of the arrangements and the fact that the purchase price is based on future conditions (i.e. the ultimate number of subscribers which will successfully migrate over the course of the contractual period), we concluded that this should be treated as a disclosed commitment at December 31, 2004, where the purchase price to be paid by us for such commitment remains contingent as of that date since no subscribers had met the definition of "good subscriber" and hence neither an asset nor a liability had been recognized in the accompanying financial statements. Once a subscriber is determined to be a "good subscriber", we will be contractually bound to pay Galaxy Mexico based on the formulas as determined above. At that time, we would record the asset and related liability and amortize the asset over the expected subscriber relationship period. We expect that by the end of 2005, a final determination of the successful subscribers who will have migrated and the resulting asset and liability will be recognized.

Comment 9: Please tell us how you accounted for the Solidaridad 2 impairment charges under US GAAP. Also tell us the basis for recording the unutilized reserve under US GAAP.

Response: As of April 2002, the Group ceased utilizing the service of the Solidaridad 2 satellite, continuing only with the services provided by the PAS-9 satellite for which we entered into a service agreement in February 1999. Subsequent to the signing of the PAS-9 agreement, we continued to use the Solidaridad 2 satellite through April 2002 as we completed our migration. The Group recognized an impairment charge in 2002 amounting to Ps.33,661 for the transmission equipment previously acquired for use with Solidaridad 2, which management determined, based on technical

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evaluations, could not be utilized by the new PAS-9 satellite. For U.S. GAAP purposes, pursuant to SFAS No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which was applicable at the time, an impairment charge for the same amount was recorded as of December 31, 2002 given the carrying value of the technical equipment was the same under both Mexican GAAP and U.S. GAAP.

In years prior to 2002, under Mexican GAAP a reserve was established for the estimated costs to be incurred to migrate customers (including the re-pointed of customers' antennas from the Solidaridad 2 satellite to PAS-9). For U.S. GAAP purposes, reserves for future costs to be incurred of this nature cannot be established and hence, satellite reorientation costs were being expensed as incurred as a part of operating expenses. Therefore no reserve was ever recognized for U.S GAAP purposes.

In March 2002, when the process of migrating customers from Solidaridad 2 to PAS-9 was completed, the Group recognized under Mexican GAAP, as non-recurring income, the reversal for the remaining unutilized reserve. For U.S. GAAP purposes, this non-recurring income was reversed in the U.S. GAAP reconciliation since no reserve had been established.

Note 20 - Differences Between Mexican GAAP and U.S. GAAP, page F-34

Comment 10: Please include the disclosures required by SFAS 87, 106, and 132.

Response: Historically, disclosures required by SFAS No. 87 "Employers' Accounting for Pension", and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" have not been provided given that pension liability for our Company has not been significant due to our relatively young workforce and limited operating history. At December 31, 2004, the estimated projected benefit obligation and pension plan liability recorded on the balance sheet totaled Ps.2,386 and Ps.2,181, respectively. There are no plan assets. The estimated pension liability has been recorded under both Mexican and U.S. GAAP. Nevertheless, we will begin to provide the required disclosures when the pension liabilities become significant. We also inform the Staff that we provide no other post-retirement benefits which would qualify under SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions".

Condensed Consolidated Statement of Income (Loss), page F-42

Comment 11: It appears that the caption "cost of sales" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of sales."

Response: We inform the Staff that any depreciation and amortization expense related to our non-current assets is excluded from both the cost of services provided and operating expenses, and it is presented as a single line caption in our statement of income. We will revise our current presentation in future filings on Form 20-F to add the statement that both cost of services provided and operating expenses in our statement of income exclude the depreciation and amortization expense as it is presented as a separate single line caption.

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If you need any additional information or have any questions or additional comments concerning the foregoing, please contact me at (5255) 5448-4131 or contact Faustino Montero at PricewaterhouseCoopers at (5255) 5263-6095 or Andrew Varney of Fried, Frank, Harris, Shriver & Jacobson, LLP at (202) 639-7032.

Sincerely,

 /s/ Carlos Ferreiro Rivas

Carlos Ferreiro Rivas
Chief Financial Officer

cc: Faustino Montero
Andrew P. Varney

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Attachment A

Contractual Obligations and Commercial Commitments

Innova's contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and capital lease obligations. The following table provides details regarding Innova's contractual and commercial obligations subsequent to December 31, 2004:

Payments Due by Period

(In thousands of U.S. Dollars)
	Total	Less than 12 months	12-36 Months	36-60 Months	After 60 Months

		2005	2006- 2007	2008- 2009	Beyond 2009
Long-Term Loans
Interest on Senior Exchange Notes due 2007	$3,021	$3,021	-	-	-
Interest on Senior Exchange Notes due 2013	$253,125	$28,125	$56,250	$56,250	$112,500
Interest on Bank Loan due 2010	$59,958	$9,683	$19,365	$19,365	$11,545